Exhibit 99.1
Seabridge Gold Inc.

News Release

Trading Symbols:	TSX-V: SEA	For Immediate Release
	AMEX: SA	December 6, 2007

Preliminary Assessment Underway for Seabridge Gold’s KSM Project

Toronto, Canada … Seabridge Gold announced today that it has assembled a team of independent consultants to prepare a National Instrument 43-101 Preliminary Assessment for its 100% owned Kerr-Sulphurets-Mitchell (“KSM”) project located near Stewart, British Columbia, Canada. The Preliminary Assessment will establish a project development scenario for KSM including preliminary capital and operating cost estimates. The study is expected to be completed by the end of 2008.

As background, Seabridge acquired a 100% interest in KSM in June 2000 when the prices of gold and copper were significantly lower than today. The project is well located close to the operating Eskay Creek mine and its all-weather road to Stewart (see attached map). Highway #37 also offers excellent access to several possible sites staked for processing facilities.

At the time of its acquisition, two separate deposits had been previously identified – Kerr and Sulphurets. Resource Modeling Inc. (“RMI”) is currently completing an independent National Instrument 43-101 resource estimate for these two historic deposits.

In 2006, Seabridge completed a 24 hole core drilling program north of the Sulphurets deposit. That drilling program delineated a third deposit, now known as Mitchell, which was estimated to contain an inferred resource of 564 million tonnes grading 0.72 grams per tonne gold (13.1 million ounces) and 0.18% copper (2.23 billion pounds) at an equivalent gold cut-off grade of 0.50 grams per tonne gold (see news release dated February 20, 2007).

During 2007, Seabridge completed an additional 15,000 meter drill program at Mitchell (37 core holes) which is expected to: (i) significantly increase the size of the Mitchell deposit with extensions to the south, north and at depth, and (ii) upgrade inferred resources to an indicated category. RMI is expected to complete an updated resource estimate for the Mitchell deposit in February 2008.

Seabridge President Rudi Fronk stated “drill results obtained from the 2007 program lead us to believe that Mitchell should rank as one of the world’s largest undeveloped gold-copper projects situated in a jurisdiction where political risks are acceptable. The location of the project is well suited to facilitate a large mining operation with year-round road access only 25 kilometers away, connecting to the port of Stewart which provides year-round access to the Pacific Ocean. The next logical step in the evolution of the project is to complete a Preliminary Assessment in order to define the potential economics of the Mitchell, Kerr and Sulphurets deposits. Seabridge has assembled a team of leading experts in their respective fields to undertake this assignment.”

The Preliminary Assessment is being coordinated by TJS Mining-Met Services and includes a number of independent contractors including: Resource Modeling Inc. (resource estimate), Rescan Environmental Services (environmental baseline and permitting), Klohn Crippen Berger (geotechnical work on tailing, diversions, tunnels and site services), Piteaus Associates Engineering Ltd. (rock mechanics and mining pit slopes), Moose Mountain Technical Services (mine planning, costing and production scheduling), WN Brazier Associates (electrical and power generation plans and economics), TJS Mining-Met Services Inc. (metallurgy and process). In addition to on-site sampling, selected ore samples and waste samples will be tested in 2008 to determine the environmental parameters and further characterize the metallurgical

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106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

response of the Mitchell ore zones. The Preliminary Assessment is scheduled for completion in late 2008. As part of their mandate, TJS Mining-Met Services and Rescan Environmental Associates will also facilitate the preparation of a Project Description document, scheduled for completion by March 2008. This document is required by the government to initiate permitting activities for the project.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Hog Ranch project and the Kerr and Sulphurets deposits, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2006 and in the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email:  info@seabridgegold.net

The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SEABRIDGE GOLD INC.
PARK
PARK
RED CHRIS - IMPERIAL METALS
SCHAFT CREEK - COPPER FOX METALS
GALORE CREEK - NOVAGOLD
COPPER CANYON - NOVAGOLD
KEMESS NORTH - NORTHGATE
KEMESS SOUTH - NORTHGATE
BRONSON SLOPE - SKYLINE
ESKAY CREEK - BARRICK
MITCHELL - SEABRIDGE GOLD
SNOWFIELDS - SILVER STANDARD
SULPHURETS - SEABRIDGE GOLD
KERR - SEABRIDGE GOLD
SUSTUT - DOUBLESTAR
GRANDUC- BELL RESOURCES
PREMIER
STEWART
RED MOUNTAIN - SEABRIDGE GOLD
LORRAINE - EASTFIELD
BRITISH COLUMBIA
ALASKA
ANYOX
KWANIKA - SERENGETI
KETCHIKAN
MORRISON - PACIFIC BOOKER
MOUNT MILLIGAN - TERRANE
BELL/GRANISLE - XSTRATA
LOUISE LAKE - N. AMERICAN GEM
SMITHERS
0
50
100
kilometers
TERRACE
MAJOR GOLD-COPPER RESOURCES IN NORTHWEST BRITISH COLUMBIA